Registration Statement No. 333-217200

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated March 2, 2020 to the Prospectus dated April 27, 2017, the Prospectus Supplement dated September 23, 2018 and the Product Supplement dated May 1, 2017

US$3,750,000

Autocallable Cash-Settled Notes with Fixed Interest Payments due September 7, 2021

Linked to the Lesser Performing of the S&P 500® Index and the EURO STOXX 50® Index

•	This pricing supplement relates to an offering of Autocallable Cash-Settled Notes with Fixed Interest Payments linked to the Lesser Performing of the S&P 500® Index and the EURO STOXX 50® Index (the “Underlying Assets”).

•	The notes are designed for investors who are seeking fixed periodic interest payments equal to 0.630833% of the principal amount per month (7.57% per annum), as well as a return of principal if the Closing Level of each Underlying Asset on any monthly Call Date beginning on, December 2, 2020 is greater than 95% of its Initial Level (the “Call Level”). Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

•	The notes will bear interest at a rate equal to 0.630833% of the principal amount per month ($6.30833 per $1,000 in principal amount). Interest will be payable on the 7th day of each month (or the next business day, if not a business day), beginning on April 7, 2020, until the maturity date, subject to the automatic redemption feature.

•	If on any monthly Call Date beginning on December 2, 2020, the Closing Level of each Underlying Asset is greater than its Call Level, the notes will be automatically called. On the applicable Call Settlement Date (as defined below), for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Level of each Underlying Asset and whether the Closing Level of either Underlying Asset has declined from its Initial Level to below its Trigger Level on the Valuation Date (a “Trigger Event”), as described below.

•	If the notes are not automatically redeemed, and a Trigger Event occurs with respect to either Underlying Asset, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease in the Lesser Performing Underlying Asset from its Initial Level to its Final Level. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	The notes will not be listed on any securities exchange.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	The offering priced on March 2, 2020, and the notes will settle through the facilities of The Depository Trust Company on March 5, 2020.

•	The notes are scheduled to mature on September 7, 2021.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

Autocallable Note Number	Underlying Assets	Ticker Symbols	Initial Levels	Trigger Levels (70% of the Initial Levels)*	CUSIP	Principal Amount	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
ARC693	S&P 500® Index EURO STOXX 50® Index	SPX SX5E	3,090.23 3,338.83	2,163.16 2,337.18	06367WXV0	$3,750,000	100.00%	0.25% US$9,375	99.75% US$3,740,625

* Rounded to two decimal places.

(1) Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may have foregone some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts was between $997.50 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-6 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this pricing supplement, the estimated initial value of the notes was $987.50 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Assets:	The S&P 500® Index (ticker symbol: SPX) and the EURO STOXX 50® Index (ticker symbol: SX5E). See the section below entitled “The Underlying Assets” for additional information about the Underlying Assets.

Interest Rate:	0.630833% of the principal amount per month, unless earlier redeemed. Accordingly, each interest payment will equal $6.30833 for each $1,000 in principal amount per month.

Interest Payment Dates:	Interest will be paid on the 7th day of each month (or the next business day, if not a business day), beginning on April 7, 2020, until the maturity date, subject to the automatic redemption feature.

Automatic Redemption:	If, on any monthly Call Date beginning on December 2, 2020, the Closing Level of each Underlying Asset is greater than its Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:	If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable interest payment.

Call Dates:	The 3rd business day prior to a Call Settlement Date, beginning on December 2, 2020. Each Call Date is subject to postponement, as set forth in the product supplement in the section “General Terms of the Notes—Market Disruption Events.”

Call Settlement Dates:	The 7th day of each month (or the next business day, if not a business day), beginning on December 7, 2020. The Call Settlement Date for the final Call Date will be the maturity date.

Payment at Maturity:	If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Underlying Assets. You will receive $1,000 for each $1,000 in principal amount of the note, unless the Final Level of either Underlying Asset is less than its Initial Level.

If a Trigger Event has occurred with respect to either Underlying Asset, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change of the Lesser Performing Underlying Asset)]

This amount will be less than the principal amount of your notes, and may be zero.

You will also receive the final interest payment at maturity.

Trigger Event:	A Trigger Event will be deemed to occur with respect to an Underlying Asset if its Closing Level is less than its Trigger Level on the Valuation Date.

Monitoring Period:	The Valuation Date only.

Lesser Performing Underlying Asset:	The Underlying Asset that has the lowest Percentage Change.

Percentage Changes:	With respect to each Underlying Asset,

Final Level — Initial Level	, expressed as a percentage
Initial Level

Initial Levels:	With respect to each Underlying Asset, its Closing Level on the Pricing Date, as set forth on the cover page of this pricing supplement.

Call Levels:	With respect to each Underlying Asset, 95% of its Initial Level.

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Final Levels:	With respect to each Underlying Asset, its Closing Level on the Valuation Date.

Trigger Levels:	With respect to each Underlying Asset, 70% of its Initial Level, as set forth on the cover page of this pricing supplement.

Pricing Date:	March 2, 2020

Settlement Date:	March 5, 2020

Valuation Date:	September 1, 2021

Maturity Date:	September 7, 2021

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated September 23, 2018 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002863/p427170424b5.htm

•	Prospectus supplement dated September 23, 2018: https://www.sec.gov/Archives/edgar/data/927971/000119312518280416/d624491d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Please note that references in the product supplement to the prospectus supplement will be deemed to refer to the prospectus supplement dated September 23, 2018.

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Assets or their components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on whether a Trigger Event has occurred with respect to either Underlying Asset. If a Trigger Event has occurred with respect to either Underlying Asset, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change of the Lesser Performing Underlying Asset from its Initial Level. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

•	Your notes are subject to automatic early redemption. — We will redeem the notes if the Closing Level of each Underlying Asset on any Call Date specified above is greater than its Call Level. Following an automatic redemption, you will not receive any additional interest payments on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes. Because the Call Level of each Underlying Asset is 95% of its Initial Level, the notes are more likely to be called than they would be if the Call Level had been set to, for example, 100% or more of the Initial Level.

•	Your return on the notes is limited to the interest payments, regardless of any appreciation in the value of either Underlying Asset. — You will not receive a payment at maturity with a value greater than your principal amount plus the final interest payment. In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable interest payment, even if the Final Level of an Underlying Asset exceeds its Call Level by a substantial amount. Accordingly, your maximum return for each $1,000 in principal amount of the notes is equal to the monthly interest payments over the term of the notes.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Your payment at maturity may be determined solely by reference to the Lesser Performing Underlying Asset, even if the other Underlying Asset performs better. — If a Trigger Event occurs with respect to either Underlying Asset, your payment at maturity will be determined by reference to the performance of the Lesser Performing Underlying Asset. Even if the other Underlying Asset has appreciated in value compared to its Initial Level, or has experienced a decline that is less than that of the Lesser Performing Underlying Asset, your return at maturity will only be determined by reference to the performance of the Lesser Performing Underlying Asset.

•	The payments on the notes will be determined by reference to each Underlying Asset individually, not to a basket, and the payments on the notes will be based on the performance of the Lesser Performing Underlying Asset. — The payment at maturity if a Trigger Event occurs, will be determined only by reference to the performance of the Lesser Performing Underlying Asset, regardless of the performance of the other Underlying Asset. The notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the notes, the individual performance of each Underlying Asset would not be combined, and the depreciation of one Underlying Asset would not be mitigated by any appreciation of the other Underlying Asset. Instead, your return at maturity will depend solely on the Final Level of the Lesser Performing Underlying Asset if a Trigger Event occurs.

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•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of an Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement was derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Assets, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices may take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning the Underlying Assets or their components or a security directly linked to the performance of the Underlying Assets or their components. — The return on your notes will not reflect the return you would realize if you actually owned the Underlying Assets or their components or a security directly linked to the performance of the Underlying Assets or their components and held that investment for a similar period. Your notes may trade quite differently from the Underlying Assets. Changes in the value of an Underlying Asset may not result in comparable changes in the market value of your notes. Even if the value of an Underlying Asset increases from its Initial Level during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes prior to maturity to decrease while the value of an Underlying Asset increases. In addition, any dividends or other distributions paid on the applicable Underlying Asset will not be reflected in the amount payable on the notes. The return on the notes may be less than the return on an investment in the applicable Underlying Asset.

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•	You will not have any shareholder rights and will have no right to receive any securities represented by the Underlying Assets at maturity. — Investing in your notes will not make you a holder of any securities represented by the Underlying Assets. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to these securities.

•	Adjustments to the Underlying Assets could adversely affect the value of the notes. — Standard & Poor’s, the sponsor of the SPX, and STOXX Limited, the sponsor of the SX5E (each, an “Index Sponsor”), may add, delete or substitute the stocks represented or held by the Underlying Assets, or make other methodological changes. Further, these entities may discontinue or suspend the calculation or publication of these Underlying Assets at any time. Any of these actions could adversely affect the amount payable at maturity and/or the market value of and the return on the notes.

•	We have no affiliation with the Index Sponsors and will not be responsible for any actions taken by any Index Sponsor. — The sponsors of these indices are not our affiliates, and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of these entities, including any actions of the type that would require the calculation agent to adjust the payments on the notes. None of these entities has any obligation of any sort with respect to the notes. Thus, none of these entities has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to these entities.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including purchasing or selling securities included in an Underlying Asset, or futures or options relating to an Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of an Underlying Asset. We or our affiliates may also engage in trading relating to an Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•	Many economic and market factors will influence the value of the notes. — In addition to the level of each Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Underlying Assets. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the levels of the Underlying Assets or the prices of the securities included in the Underlying Assets. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Assets or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Underlying Assets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Underlying Assets from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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•	An investment in the notes is subject to risks associated with foreign securities markets. — The SX5E tracks the value of certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the SX5E may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00 for each Underlying Asset, a hypothetical Trigger Level of 70 for each Underlying Asset (70% of its hypothetical Initial Level), a hypothetical Call Level of 95 for each Underlying Asset (95% of its hypothetical Initial Level), a range of hypothetical Final Levels of the Lesser Performing Underlying Asset.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon whether the Closing Level of either Underlying Asset is below its Trigger Level on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable interest payment.

The table below does not reflect the interest payments on the notes.

Hypothetical Final Level of the Lesser Performing Underlying Asset	Hypothetical Final Level of the Lesser Performing Underlying Asset Expressed as a Percentage of the Initial Level	Payment at Maturity (Excluding Any Interest Payment)
150.00	150.00%	$1,000.00
125.00	125.00%	$1,000.00
110.00	110.00%	$1,000.00
100.00	100.00%	$1,000.00
95.00	95.00%	$1,000.00
90.00	90.00%	$1,000.00
85.00	85.00%	$1,000.00
75.00	75.00%	$1,000.00
70.00	70.00%	$1,000.00
60.00	60.00%	$600.00
50.00	50.00%	$500.00
49.00	49.00%	$490.00
40.00	40.00%	$400.00
30.00	30.00%	$300.00
25.00	25.00%	$250.00
0.00	0.00%	$0.00

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Supplemental U.S. Federal Income Tax Considerations

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
7.57%	1.17%	6.40%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated May 1, 2017 under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Recently proposed regulations indicate an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, may receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to either Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

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For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or in the U.K. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65, as amended (“MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date was determined based on market conditions on the Pricing Date.

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The Underlying Assets

All disclosures contained in this pricing supplement regarding the Underlying Assets, including, without limitation, their make-up, method of calculation, and changes in their components and their historical closing values, have been derived from publicly available information prepared by the applicable sponsors. The information reflects the policies of, and is subject to change by, the sponsors. The sponsors own the copyrights and all rights to the Underlying Assets. The sponsors are under no obligation to continue to publish, and may discontinue publication of, the Underlying Assets. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of either Underlying Asset or any successor.

We encourage investors to review recent levels of the Underlying Assets prior to making an investment decision with respect to the notes.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P calculates this index by reference to the prices of the constituent stocks, without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

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For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines were grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

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License Agreement

We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the S&P 500® Index, in connection with certain securities, including the notes. The S&P 500® Index is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard and Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by Bank of Montreal. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

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The EURO STOXX 50® Index

The EURO STOXX 50® Index (“SX5E”) was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the SX5E began in February 1998, based on an initial Index level of 1,000 at December 31, 1991. Additional information about the SX5E is available on the STOXX Limited website: http://www.stoxx.com. However, information included in that website is not included or incorporated by reference in this pricing supplement.

SX5E Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index. If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the index are then added to the selection list. All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list. The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index stocks are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The index stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Composition and Maintenance of the SX5E

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August. Changes in the composition of the SX5E are made to ensure that it includes the 50 market sector leaders from within the EURO STOXX Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.” The index stocks are monitored for any changes based on the monthly selection list ranking. A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The highest-ranked stock that is not already an index stock will replace it. Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.” All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the SX5E composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the EURO STOXX 50® Index

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Index = free float market capitalization of the index at the time divisor of the index at the time

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The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor and the weighting cap factor for each component company as of the time that the SX5E is being calculated.

The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

License Agreement

We have entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the notes.

STOXX and its licensors (the “Licensors”) have no relationship with us or BMOCM, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

•	sponsor, endorse, sell or promote the notes.

•	recommend that any person invest in the notes or any other securities.

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	have any responsibility or liability for the administration, management or marketing of the notes.

•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied, and disclaim any and all warranty about:

▪	the results to be obtained by the notes, the owners of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

▪	the accuracy or completeness of the SX5E and its data;

▪	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;

•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement among us, BMOCM and STOXX is solely for the benefit of the parties thereto and not for the benefit of the owners of the notes or any other third parties.

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 23, 2018, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated September 23, 2018.

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In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 23, 2018, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 23, 2018.

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